UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                        FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Phone Number    (716) 689-4972     Commission File Number       1-8862


                         Mark IV Industries, Inc.
                (Exact name of registrant as specified in its charter)


   501 John James Audubon Parkway, P.O. Box 810, Amherst, NY 14226-0810 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       Purolator Products Company Employees' Retirement Savings Plan
          (Title of each class of securities covered by this form)

                      Common Stock, $.01 par value
                      7-3/4% Senior Subordinated Notes due 2006
                      8-3/4% Senior Subordinated Notes due April 2003

                   Mark IV Savings and Retirement Plan
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    __         Rule 12h-3(b)(1)(i)         X
     Rule 12g-4(a)(1)(ii)   __         Rule 12h-3(b)(1)(ii)       ___
     Rule 12g-4(a)(2)(i)    __         Rule 12h-3(b)(2)(ii)       ___
     Rule 12g-4(a)(2)(ii)   __         Rule 12h-3(b)(2)(ii)       ___
     Rule 15d-6             __

     Approximate number of holders or record as of the certification or notice
date:      0
        -------
     Effective September 30, 1996, the Purolator Products Company Employees' Retirement Savings Plan was merged into the Mark IV Savings and Retirement Plan. As a result of this merger, the Purolator Products Company Employees' Retirement Savings Plan will no longer have a duty to file an annual report on Form 11-K or any reports under the Security Act of 1934.

       Pursuant to the requirements of the Securities Exchange Act of 1934, Mark IV Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 27, 1996       By:  /s/ Richard L. Grenolds
                                    -----------------------
                                    Richard L. Grenolds
                                     Vice President and
                                      Chief Accounting Officer